Cira Centre

2929 Arch Street

Philadelphia, PA 19104-2808

+1 215 994 4000 Main

+1 215 994 2222 Fax

www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com

+1 215 994 2510 Direct

+1 215 655 2510 Fax

April 27, 2016

VIA EDGAR

Marianne Dobelbower, Esq.

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	FS Global Credit Opportunities Fund—ADV

Registration Statement on Form N-2 (File No. 333-209621)

FS Global Credit Opportunities Fund—T

Registration Statement on Form N-2 (File No. 333-209622)

Dear Ms. Dobelbower:

On behalf of FS Global Credit Opportunities Fund—ADV (“Fund—ADV”) and FS Global Credit Opportunities Fund—T (“Fund—T” and, together with Fund—ADV, the “Companies” and each individually, a “Company”), set forth below are the Companies’ responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 13, 2016 regarding Pre-Effective Amendment No. 1 to Fund—ADV’s Registration Statement on Form N-2 (File No. 333-209621) and Pre-Effective Amendment No. 1 to Fund—T’s Registration Statement on Form N-2 (File No. 333-209622) (each, a “Registration Statement” and, together, the “Registration Statements”) and the prospectuses (together, the “Prospectuses”) and statements of additional information included therein. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Companies’ response thereto. All capitalized terms used but not defined herein have the meaning given to them in the applicable Registration Statement.

1. Please describe the assessment for the determination that no accrual is necessary at this time for potential reimbursement of organization and offering costs. Please additionally confirm that the Companies have no known purchase commitments from investors through the date of requested effectiveness.

Each of the Companies evaluated its obligation to potentially reimburse Franklin Square Holdings, L.P. for organization and offering costs paid on behalf of the Companies under Accounting Standards Codification 450—Contingencies, and determined that no accrual of a liability is necessary. Each of the Companies has disclosed the potential reimbursement in the notes to its financial statements and the amount of such potential reimbursement is included parenthetically on its balance sheet, under the caption commitments and contingencies.

Marianne Dobelbower, Esq. April 27, 2016 Page 2

The Companies respectfully submit that they have no known purchase commitments as of April 27, 2016 and do not expect to receive any purchase commitments through the date of requested effectiveness. The Companies further submit that if, at the end of a future reporting period, the Companies have a known purchase commitment, the Companies will accrue a liability for any reimbursements payable which are based on the committed amount.

2. The Companies’ names include the term global. Please review Investment Company Institute Memorandum No. 26215 (the “ICI Memo”)1 and consider revising the disclosure concerning the Companies’ investments in non-U.S. securities accordingly.

The Companies acknowledge the Staff’s position that the terms “international” and “global” “connote diversification among investments in a number of different countries throughout the world,” as set forth in the ICI Memo. The Companies note that the Staff’s position, as set forth in the ICI Memo, is that “one effective way” to ensure investment consistent with this connotation “is to state that the fund would invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the US or, if conditions are not favorable, invest at least 30 percent of its assets outside the US.”2 The Companies further note that the ICI Memo goes on to state that while “[r]eviewers have been instructed to request that funds ‘expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world’ [and] may suggest the 40 percent/3 countries test as an example,” this approach is not “compulsory.”3 While certain funds have embraced either the Staff’s preferred 40 percent/3 countries test or alternative quantified tests, the Companies note that other “international” and “global” funds describe their principal investment strategies, including their investment in non-U.S. securities, without imposing percentage restrictions or other quantified tests on their non-U.S. investments.

The Companies hereby supplementally inform the Staff that, at December 31, 2015, (i) FS Global Credit Opportunities Fund (the “Master Fund”) had invested in 23 portfolio companies with jurisdictions of incorporation outside of the United States, representing approximately 26% of the

[1]	See Investment Company Institute Memorandum No. 26215 (June 4, 2012), available at http://www.ici.org/my_ici/memorandum/ci.memo26215.
[2]	See id (emphasis added).
[3]	See id.

Marianne Dobelbower, Esq. April 27, 2016 Page 3

Master Fund’s portfolio based on fair value and (ii) companies deriving over 50% of their revenues from outside of the United States represented approximately 10% of the Master Fund’s portfolio based on fair value. As a result, at December 31, 2015, approximately 36% of the Master Fund’s portfolio, based on fair value, was tied economically to countries outside of the United States. At March 31, 2016, based on currently available information, approximately 41% of the Master Fund’s portfolio, based on fair value, was tied economically to countries outside of the United States. Approximately 29% of that 41% related to companies with jurisdictions of incorporation outside of the United States and the balance related to companies deriving over 50% of their revenues from outside of the United States. The Companies believe that this additional information places the Master Fund and the Companies comfortably within both the stated parameters set forth in, and spirit of, the Staff’s guidance detailed in the ICI Memo.

The Companies have revised the disclosure in the second paragraph of the cover pages of the Prospectuses to include the following disclosure:

“Subject to prevailing market conditions and the availability of investment opportunities that are consistent with the Fund’s investment objectives and strategies, the Fund intends to generally maintain its current portfolio allocation to investments tied economically to geographic locations outside of the United States.”

* * * * * * *

Each Company hereby acknowledges that: (i) such Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with the respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve such Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) such Company may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 215-994-2510.

Marianne Dobelbower, Esq. April 27, 2016 Page 4

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc:	Stephanie Hui

Jacob Sandoval

Securities and Exchange Commission

Stephen Sypherd

FS Global Credit Opportunities Fund—ADV

FS Global Credit Opportunities Fund—T